FORM C-AR
Annual Company Report 2022
TREND Walbrook Junction Investors LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	TREND Walbrook Junction Investors, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 21, 2020
Kind of Entity (Check One)	_____ Corporation __X__ Limited liability company _____ Limited Partnership
Street Address	c/o The Chicago TREND Corporation 30 W. Monroe St., Suite 510 Chicago, IL 60603
Website Address	http://www.chicagotrend.com/

§227.201(b) – Directors and Officers of the Company

Person #1

Name	Lyneir Richardson	
All positions with the Company and How Long for Each Position	**Position:** CEO of the Chicago TREND Corporation, the manager	**How Long:** 2016
Business Experience During Last Three Years (Brief Description)	Catalyze and accelerate strategic commercial real estate development to strengthen urban neighborhoods and support entrepreneurs of color.	
Principal Occupation During Last Three Years	CEO, The Chicago TREND Corporation	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Rutgers University Business School (Professor of Practice); Rutgers University Center for Urban Entrepreneurship and Economic Development (Executive Director)	**Business:** Higher education; technical and financial assistance for entrepreneurs

Person #2

Name	Robert Weissbourd	
All positions with the Company and How Long for Each Position	**Position:** Co-owner & director, Chicago TREND Corporation	**How Long:** 2016
Business Experience During Last Three Years (Brief Description)	Economic development specialist	
Principal Occupation During Last Three Years	President, RW Ventures, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Lyneir Richardson

Name	Robert Weissbourd

§227.201(d) – The Company's Business and Business Plan

About the Project.

The Chicago TREND Corporation ("TREND", the"Manager" or the"Sponsor") acquired the Walbrook Junction Shopping Center in Baltimore, MD in April, 2021.[1] TREND launched a crowdfunding campaign to allow Black entrepreneurs, community residents and other small impact investors with as little as $1,000 to co-own the asset. TREND has engaged Black professional service providers and is prioritizing leasing to Black-owned businesses and creating opportunities for local community employment. TREND purchased Walbrook Junction at a favorable price and will endeavor to own and operate the property with pride and integrity, becoming a "trusted neighbor" in the community.

Walbrook Junction Shopping Center is a 47,070-square-foot neighborhood shopping center, dual-anchored by Rite Aid and Save-a-Lot, and located at 3411-3425 Clifton Ave in Baltimore, Maryland (the "Property").[2] Additional tenants include Rent-A-Center, Papa John's, Metro PCS, Boost Mobile, and a mix of local retailers. Located at a highly trafficked, lighted intersection with excellent visibility and ample parking for tenants and customers, the center was fully redeveloped in 1991 and features a long-term, stable tenant base with strong commitment to the site and area. The essential, service-oriented tenants cater to the local community. Many of the tenants at the center were deemed essential businesses during the COVID-19 pandemic and are resistant to the rise of e-commerce, providing further long-term stability.

Convenient to downtown Baltimore, the Property offers easy access to public transportation, city thoroughfares (North Avenue, Route 40, MLK Jr. Blvd), and major highways (70, I-95, I-83, 695 and 295). The densely populated area has over 23,000 residents within a 1-mile radius and nearly 225,000 within a 3-mile radius. Nearby Hilton Parkway has traffic counts of over 36,000 vehicles per day. See Exhibit J: Demographic Report, attached for further detail.

The shopping center is 89% leased and the retail mix and tenancy provide cash flow with limited immediate maintenance. Debt Service Coverage is expected to average 1.41x over the first five years of ownership. Rents have been underwritten with limited rent growth over a projected hold period of 10 years. Current rents at the Property are in line with the market and bordering submarket. The peer set of comparable properties has asking rental rates between $19 and $22 per square foot, whereas the tenants at the Property currently pay rents between $17 to $21 per square foot.

Due to the term remaining on the tenant leases, TREND projects limited Leasing and Capital Costs over the first five years of ownership. Additionally, many of the tenants have opted to renew multiple times at Walbrook Junction. Therefore, TREND expects limited turnover. If turnover does occur, TREND plans to capitalize on the opportunity to strengthen the rent roll with additional credit tenants, healthcare

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[1] http://www.chicagotrend.com/
[2] https://goo.gl/maps/mbrAwgeNHQrQ4Vx3A

services and/or financial services.

While the COVID pandemic has grabbed headlines as bringing about the "death of retail," the impact on retail centers tenanted with essential businesses has been quite the opposite. Tenants such as pharmacies and grocery stores have all performed well during the pandemic. As outlined by GlobeSt.com in an August 2020 article, "pricing has actually gotten more competitive for essential use retail properties."[3]

About Chicago TREND

TREND was established as a centralized resource for diverse real estate developers, retailers and community development organizations seeking to understand the trajectories of urban neighborhoods and invest in profitable retail and other commercial development that strengthens them. TREND catalyzes, accelerates and finances strategic commercial development led by people of color, identifying and facilitating development that moves overlooked and undervalued neighborhoods forward and drives inclusive growth.

Since its launch, TREND has used sophisticated predictive market analytics, development facilitation services and financing tools to:

- Identify untapped opportunities to strengthen urban neighborhoods through strategic commercial investments – the right business in the right location at the right time
- Shorten the timeframe for commercial development
- Share risk with business owners and developers, while also capturing up-side value
- Provide flexible, patient capital to entrepreneurs of color

These tools create a mutually reinforcing cycle of improved retail and service amenities, enhanced community vitality and wealth creation for entrepreneurs of color. After successfully completing its two-year pilot phase, TREND embarked on a growth phase. This included scaling up activities in the Chicago market, refining its financial products, testing new financial structures, enhancing the accuracy, flexibility and predictive capacity of its analytic models, adding a full-time staff member and expanding operations to Rochester, New York.

Shopping Center Strategy

In early 2020, TREND – like countless other organizations – was compelled to reexamine and pivot its business plan to address unprecedented market conditions. The COVID-19 health crisis, recession and civil unrest (following the murder of George Floyd) combined to amplify the need for targeted economic empowerment initiatives in Black communities. As a result, TREND established three new lines of business, aligned with its mission to strengthen disinvested communities and support entrepreneurs of color:

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[3] https://www.globest.com/2020/08/14/cap-rates-come-down-for-essential-use-properties/

Small business advisory services. Coaching Black-owned businesses to ensure their survival and build their capacity to thrive in the "new normal," and advocating for impact capital to support their strategic business initiatives.

Development advisory services. Coaching, technical advice, expert referrals/networking and related services to advance high-impact real estate development projects in targeted minority neighborhoods.

Shopping center acquisition in partnership with Black entrepreneurs and community members. This is described in more detail below.

The property damage and looting of stores made it palpable to TREND that Black residents do not own commercial property in their neighborhoods. Consequently, Black communities receive no financial benefit from the profitability and appreciation of shopping centers that they frequent as customers. Moreover, Black residents have few connections to visible and accessible Black shopping center owners and commercial real estate professionals.

TREND therefore seeks to intentionally empower Black entrepreneurs and community residents to have a meaningful ownership stake in the revitalization and continued vibrancy of commercial corridors and Black shopping districts. TREND has developed and begun executing a strategy to buy profitable urban community shopping centers in partnership with Black entrepreneurs and community investors. TREND's market intelligence, capital, expertise and industry relationships allow it to identify, acquire and improve under-valued small shopping plazas in Black neighborhoods.

Through this shopping center acquisition strategy, TREND will be purposeful about driving inclusive economic impact:

Black generational wealth will be created through ownership of real estate assets with appreciation potential

Black entrepreneurs and investors will receive the benefits of positive cash flow projected to be generated by the real estate asset

Black entrepreneurs will have more opportunity to operate businesses as tenants in shopping centers

TREND's mission to strengthen communities through strategic commercial real estate development and support entrepreneurs of color is now more important and urgent than ever. To achieve goals related to inclusive economic development and growth and address the racial wealth gap in a meaningful way, it is essential that more commercial real estate and business assets located in Black communities be owned by (and build wealth for) Black entrepreneurs and community residents.

TREND aims to assemble a team of Black experts (leasing, management, architecture, insurance – even the landscaping company) to provide hands-on property management, stay on top of issues, retain existing tenants and attract new ones to improve financial performance and community impact. TREND's culturally informed and industry-experienced ownership perspective will be able to work with economic

development officials and community stakeholders to retain and attract tenants to the shopping centers it acquires. A strong property management and leasing strategy, including marketing, attractive co-tenancies, etc. will allow TREND to have positive impacts in communities, including employment of Black people and cultivation and incubation of Black-owned businesses in its shopping centers.

Executing the Strategy

In January of 2020, TREND acquired Butterfield Plaza, a 19,468 square foot shopping center located at 3212-3252 Vollmer Road, Olympia Fields, IL.[4] The Village of Olympia Fields is a suburb of Chicago where 74% of the residents are Black and the median household income is just over $97,000.[5] Even during the global pandemic, the pilot center is performing well. At the time of purchase, the Plaza was bank-owned and only 60% occupied. Butterfield Plaza has been 93% occupied since Q4 2020 and was successfully refinanced in Q1 2022.

TREND then analyzed more than 10 shopping centers on the south side of Chicago and began to carefully select centers to acquire based on the following criteria:

Strong Community
- More than 100,000 residents within a three-mile radius
- Black population exceeds 50% within a 1- to 3-mile radius
- At risk of decline or poised for positive change - a well-run center will strengthen the area
- "Cusp" location with access to both low- and high-income populations a plus

Strong Location
- Visibility through signage, adequate street frontage and property configuration
- Access via auto, transit and walking
- Parking adequate for mix of uses
- Adjacent retail or proximity to anchor destinations with a high volume of visitors

Strong Tenant Mix
- Service- and convenience-oriented ("non-Amazonable")
- Diverse mix, ideally including at least one healthcare tenant
- Less than 30% vacancy and < 30% of leases expire within the 12-month period after acquisition
- Strong preference for triple-net leases and government lease opportunities

Strong Financial Deal
- Purchase at a cap rate of 8+% on in place Net Operating Income
- Cash flow (after debt service) is available
- Below-market rents
- Potential for value appreciation as part of the TREND portfolio

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[4] https://goo.gl/maps/PwzczeNXzoDapBbC7
[5] https://en.wikipedia.org/wiki/Olympia_Fields,_Illinois

In October 2020, TREND bought its second shopping center, 8301 S. Holland Road in Chicago's Chatham Community ("8301").[6] 8301 is a 9,755-square-foot shopping center with four storefronts and 36 parking spaces.

Tenants at closing included Athletico, Boost Mobile and a local dentist. TREND brought 8301 to full occupancy by leasing the final storefront to a Black-owned UPS Store franchisee, which is scheduled to open its doors in May 2022. Chatham has a strong history of local minority business ownership and is the birthplace of notable African American-owned firms in various sectors.[7] Over 280,000 people live within a three-mile radius. TREND intentionally structured the transaction so that Black entrepreneurs and community residents own 49% of 8301.

In March 2021, TREND acquired its third property, a 12,881-square-foot mixed-use building at 2111-15 S. State Street ("State") in Chicago's rapidly transitioning South Loop neighborhood. State was substantially renovated in 2018. It consists of three ground-floor commercial spaces occupied by Black-owned businesses and seven upper-floor residential rental units. Proactive management of State will help retain accessible jobs and a diversity of housing types in the neighborhood, both of which might otherwise be lost. The property's location on a major retail corridor positions TREND and Black co-investors to make strategic decisions about the redevelopment of this valuable property as the surrounding area continues to gentrify.

About the Team

Lyneir Richardson is co-founder and CEO of The Chicago TREND Corporation.[8] He is an experienced commercial and residential real estate developer with over 17 years of experience in urban retail development.

Lyneir is also a Professional Practice Instructor in the Department of Management and Global Business at Rutgers Business School in Newark, New Jersey, and the Executive Director of the Rutgers Center for Urban Entrepreneurship and Economic Development (CUEED), where he leads capacity-building programs that have assisted over 400 entrepreneurs.[9] [10]

Lyneir has served as Chief Executive Officer of the primary economic development corporation in Newark, for two different mayoral administrations. He was Vice President of Urban Development at General Growth Properties, Inc., where he led the national initiative to bring quality shopping centers to ethnic neighborhoods in large U.S. cities. Early in his career, Lyneir founded Lakeshore Development Construction Company and was recognized by the U.S. Small Business Administration as Illinois Young Entrepreneur of the Year. He started his career as a corporate attorney at the First National Bank of Chicago.

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[6] https://goo.gl/maps/67sfMsKXuVHagPpbA
[7] http://www.encyclopedia.chicagohistory.org/pages/232.html
[8] https://www.linkedin.com/in/lyneir/
[9] https://www.business.rutgers.edu/faculty-research/management-global-business
[10] https://www.business.rutgers.edu/cueed

Lyneir is a graduate of Bradley University and the University of Chicago Law School. He is a member of the Urban Land Institute, the International Council of Shopping Centers, and the International Economic Development Council. He serves on the Board of Directors of the International Economic Development Council, New Growth Innovation Network, Newark Arts Council and the Cook County Land Bank, and has served as Vice Chairman of the Illinois Housing Development Authority Trust Fund Board and as a Commissioner on the Chicago Plan Commission.

The Executive Team

In addition to Lyneir Richardson, Chicago TREND's executive team includes COO Gretchen Kleinert, David Shryock, Benefit Director, and Robert (Bob) Weissbourd, Co-founder and secretary of the board.[11]

Gretchen joined Chicago TREND in January 2019, bringing experience in community and economic development, real estate economics, project management and program design.[12] Gretchen holds a BA in Statistics and Economics and a master's degree in Regional Planning.

Dave has three decades of experience in financing small and minority-owned businesses.[13] Following business school, he spent eleven years at South Shore Bank in Chicago, initially as a commercial lender and eventually as President and CEO of the Bank. Dave is a graduate of Harvard College and Yale School of Management.

Bob manages RW Ventures, LLC, an economic development firm specializing in technical analysis of urban assets and markets, and in creating the products and enterprises necessary to successfully grow urban and regional economies.[14] He was a lead developer of the New Growth Innovation Network (NGIN), the Greater Chatham Initiative, TREND, Chicagoland Food and Beverage Network, the Center for Financial Services Innovation, MetroEdge and the Metropolitan Business Planning Initiative, which he co-managed with the Brookings Institution.[15][16][17][18] He brings over thirty years of experience leading economic development work in dozens of cities and scores of neighborhoods, including serving on the Obama Transition HUD Agency Review Team, as a nonresident Senior Fellow at the Brookings Institution Metropolitan Policy Center and as adjunct professor at the University of Chicago Harris School of Public Policy.

The Property Team

TREND has assembled a team of Black experts (leasing, management, insurance – even the landscaping company) to provide hands-on property management, stay on top of issues, retain existing tenants and

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[11] http://www.chicagotrend.com/#team
[12] https://www.linkedin.com/in/gretchen-kleinert-768b19/
[13] https://www.linkedin.com/in/dave-shryock-447454a/
[14] https://www.linkedin.com/in/bob-weissbourd-ba9620/
[15] https://newgrowth.org/
[16] https://www.greaterchathaminitiative.org/
[17] https://chicagolandfood.org/
[18] http://rw-ventures.com/metropolitan-business-planning/

attract new ones to improve financial performance and community impact. The Walbrook Junction team includes:

- Commercial Logic, LLC (property management, MBE)
- MacKenzie Retail, LLC (leasing)
- Grady, Wright & Associates, Inc. (insurance, WBE/MBE)
- Twin Green Lawn Care and Landscaping, LLC (MBE)
- Coldspring Co., Inc. (HVAC, MBE)
- Robinson's Hauling (trash hauling, MBE)
- Personal Electric (MBE)
- Sutton Campbell Britt & Associates, PC (architecture, MBE)
- Keller Professional Services (staffing agency, MBE/WBE)
- Kathy and Alison Reid (event planning, MBE/WBE)

TREND will identify a similar team in other cities in which it acquires shopping centers.

Assembling a culturally informed and industry-experienced ownership team is expected to help with tenant retention and attraction to the Walbrook Junction shopping center. A strong property management and leasing strategy, including marketing and attractive co-tenancies, will allow TREND to create added value for the community, such as employing Black people and creating opportunities for Black-owned businesses in the shopping center and trade area.

About the Change

SMALL CHANGE INDEX™


MOBILITY


COMMUNITY


ECONOMIC VITALITY

Mobility		Community		Economic Vitality	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	
Transit oriented development		Minimized site disturbance	✓	Reduced parking	

Key Deal Points

- **Strategic.** Purchase profitable urban community shopping centers in partnership with Black entrepreneurs and community investors.

- **Building Black wealth.** Providing a path for increased ownership opportunities of real estate assets.
- **Supporting Black talent.** Providing opportunities to Black-owned businesses and opportunities for local community employment.
- **Scalable.** Planning to provide investment opportunities in 10-100 service-oriented community shopping centers.

About the Finances

TREND structured the transaction to intentionally give small investors and Baltimore residents an opportunity to co-own Walbrook Junction with TREND. Debt on the Property is 88% Loan-to-Cost at a 5.65% rate. The purchase price of $6.2 million resulted in a cap rate of 10.1% on projected year one Net Operating Income (NOI).

Total acquisition costs of approximately $6,622,835 were financed with a bank loan of approximately $6,026,000 million, Sponsor equity of $335,500 and the Investor equity of $332,500 The financing assumptions to purchase and develop the project are as follows:

Sources		
Equity - Small Change investors (Reg CF + Reg D Offering)	5%	$332,500
Equity - TREND	5%	$335,500
Debt	86%	$5,691,680
Miscellaneous Credits, Deferred Payments and Advances (net)	4%	$263,155
Total sources	**100%**	**$6,622,835**
Uses		
Purchase price		$6,200,000
Operating reserve		$100,000
Taxes, fees, financing & other closing costs		$322,835
Total uses		**$6,622,835**

TREND expects to refinance the Property in the seventh year of operations (coinciding with the maturity of the bank debt) and sell it in year 10. Total free cash available for distribution over the 10-year holding

period is expected to be over $4.2 million. See further details in Exhibit A: Updated Operating Pro-forma.

Investor Return

Within thirty (30) days after the end of each calendar year, the Company shall distribute its Available Cash, as follows:

1. 49% to the Investor Members, in proportion to each Investor Member's ownership of Investor Shares; and
2. 51% to the Sponsor.

The table below illustrates our estimate of the return an Investor may expect to receive if the property is sold in Year 10.

Total investment of $332,500	Total	49% return to Investors
Year 1 - 10 operating cash flow	$684,609	$335,458
Year 7 refinance proceeds	$138,676	$67,951
Year 10 - sale proceeds	$3,384,787	$1,658,546
Totals	**$4,208,072**	**$2,061,955**

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this report and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit B: Risks of Investing.

COVID19 Disclosure

Operations at the shopping centers currently owned by TREND were impacted by shutdowns, capacity limitations and other restrictions enacted because of the COVID-19 pandemic during 2020-2021. A small number of tenants requested rent relief during 2020, and a small number negotiated short-term deferrals of rent and CAM charges.

TREND's experience has been that service-oriented tenants, especially those owned by single-store operators and small entrepreneurs, have been those most likely to continue to pay rent and other charges on time, diligently avoiding risk of default. While business operations have largely returned to pre-pandemic standards (e.g., no occupancy limitations) with the availability of vaccines and treatments, a significant resurgence in the COVID-19 pandemic could negatively impact certain small businesses and potentially cause permanent closures. If that were to happen, TREND's leasing agents would aggressively seek to relet any vacant spaces. Interest in existing vacant spaces at TREND's shopping centers has remained robust during the pandemic.

For future shopping center acquisitions, TREND will bring to bear its experience in negotiating and managing tenant requests for relief. It will also conservatively underwrite the acquisition of new shopping plazas with respect to assumptions regarding center vacancy and other operating parameters.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statements:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(m) – Terms of the Securities

Overview

The Company offered "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchased an Investor Share, you became an owner of the Company, which is a Delaware limited liability company. Your ownership is governed by the limited liability company Agreement of the Company dated December 21, 2020 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D: LLC Agreement.

The LLC operating agreement was amended to meet the conditions of one of TREND's existing lenders, whose approval of the deal was required. The only required changes were "to expressly provide that (i) the Percentage Interests (as defined in the Walbrook Agreement) of Walbrook shall not be certificated and shall not be classified as "securities" (as defined in the Uniform Commercial Code), and (ii) that provisions in the Walbrook Agreement with respect to the foregoing shall not be amended for so long as an Indebtedness remains outstanding under the Senior Loan Agreement." A copy of the amendment is attached as Exhibit E: Amendment to LLC Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1. 49% to the Investor Members, in proportion to each Investor Member's ownership of Investor Shares; and

2. 51% to Sponsor.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you are a passive Investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year after you purchased your shares, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) own all the Investor Shares, while all of the Sponsor Shares are owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who owns all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Lyneir Richardson and Bob Weissbourd own all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Richardson and Mr. Weissbourd effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity

for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Neighborhood Impact Investment Fund, Inc.	$2,845,840.00	5.15%	04/01/2028	
Reinvestment Fund, Inc.	$2,851,139.05	6.15%	04/01/2028	

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $273,271.03 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
January 11, 2021	___ Rule 506(b) _X_ Rule 506(c) ___ Rule 504 ___ Other	___ Common Stock _X_ Preferred Stock ___ Debt ___ Convertible Note ___ Other	$86,000	Acquisition of Walbrook Junction shopping center

227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Asset management fee	Annually	TREND	Manager	$18,000 per annum
Acquisition fee	TBD	TREND	Manager	$66,960

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year (the center was acquired in April 2021), the Company has executed the following activities to be a responsible, proactive property owner and contribute to the vitality of West Baltimore:

- Undertook significant property clean-up, addressed deferred maintenance, improved operations and built relationships with center tenants

- Engaged in ongoing conversations with local elected officials, religious leaders and community groups

- Built a capital budget and applied for several sources of local and state public-sector funding to support ongoing revitalization of the center

- Solicited bids from local and minority vendors to provide services to the center, resulting in the hire of 12 vendors, 100% of which are minority-owned and 25% of which are woman-owned

- Aggressively marketed to prospective tenants in healthcare, education, laundry, financial services and other lines of business

- Created and administered an online survey to better understand the investor pool and why they chose to invest in Walbrook Junction

- Hosted a community health/back-to-school fair, including COVID vaccinations and testing, scheduling for back-to-school vaccinations, health and wellness information, fresh food boxes, disaster preparedness information and a school supply giveaway

- Signed a letter of intent (LOI) with a Black-owned bank to open a financial services center at the property

Not all of the news for 2021 was positive:

- The laundromat closed.

- The roof requires more repairs than originally anticipated.

- The State of Maryland declined a grant request for capital improvements.

- A shooting took place during the summer.

The property is generating sufficient net operating income (NOI) to service its mortgage debt and pay operating expenses. Monthly NOI has remained positive, and the property has maintained an occupancy level of 89%. The Company continues to improve property operations, make repairs and work to attract new, value-added tenants. Our goal is to secure a healthcare services provider or a quality laundry operator to bring occupancy to 100%. New leasing income is projected to be received in the second half of 2022.

Liquidity

The balance sheet attached reflects our cash on hand. See Exhibit C: Financial Statements, attached.

Capital Resources

We have no ready access to additional capital.

Changes and Trends

Since the date of our offering, the Company raised debt and equity capital and acquired Walbrook Junction Shopping Center.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

EXHIBIT A: UPDATED OPERATING PRO-FORMA

10-Year Proforma	4/15/2021 Acquisition	3/31/2022 TTM	12/31/2022 Year 1	12/31/2023 Year 2	12/31/2024 Year 3	12/31/2025 Year 4	12/31/2026 Year 5	12/31/2027 Year 6	12/31/2028 Year 7	12/31/2029 Year 8	12/31/2030 Year 9	12/31/2031 Year 10
Total Base Rent		$510,752	$572,033	$666,631	$677,339	$686,551	$723,494	$717,846	$716,573	$775,926	$761,870	$823,120
Expense Reimbursements		$158,783	$263,457	$314,810	$336,467	$356,127	$375,849	$379,957	$378,939	$406,187	$403,450	$430,934
Other Income		$405										
5.0% Vacancy Factor		-	($41,774)	($49,072)	($50,690)	($52,134)	($54,967)	($54,890)	($54,776)	($59,106)	($58,266)	($62,703)
Effective Potential Rent		$669,940	$793,715	$932,369	$963,116	$990,544	$1,044,375	$1,042,913	$1,040,737	$1,123,007	$1,107,054	$1,191,351
Operating Expenses		($256,484)	($294,288)	($317,959)	($341,787)	($365,776)	($375,849)	($386,224)	($396,911)	($407,918)	($419,256)	($430,934)
Net Operating Income		$413,456	$499,428	$614,410	$621,329	$624,769	$668,526	$656,689	$643,825	$715,089	$687,798	$760,418
Cap Rate		6.67%	8.06%	9.91%	10.02%	10.08%	10.78%	10.59%	10.38%	11.53%	11.09%	12.26%
Debt Service[1]		($358,681)	($430,671)	($430,671)	($430,671)	($430,671)	($430,671)	($430,671)	($404,026)	($395,145)	($395,145)	($395,145)
CF After Debt Service		$54,775	$68,757	$183,739	$190,657	$194,097	$237,855	$226,018	$239,799	$319,944	$292,653	$365,273
DSCR		1.15x	1.16x	1.43x	1.44x	1.45x	1.55x	1.52x	1.59x	1.81x	1.74x	1.92x
Leasing & Capital Costs[2]		($63,209)	($113,976)	($67,213)	($79,875)	($121,241)	($41,554)	($80,703)	($166,134)	($98,528)	($84,612)	($465,958)
Total Leasing & Capital Cost		($63,209)	($113,976)	($67,213)	($79,875)	($121,241)	($41,554)	($80,703)	($166,134)	($98,528)	($84,612)	($465,958)
Reserve for Operations			$45,219	($96,525)			($14,415)	50				
Operating Reserve Balance			54,781	151,306	170,000	155,585	170,000	170,000	170,000	170,000	170,000	$170,000
Reserve for Replacement and Repairs					($46,044)	($43,635)	($57,957)	($36,329)	($13,344)			
Replacement Reserve Balance					46,044	89,680	147,636	183,965	197,309	197,309	197,309	$197,309
TREND Deferred Fee and Advances[3]					($18,000)	($18,000)	($59,000)	($44,000)	($151,670)	($18,000)	($18,000)	($18,000)
AM Fee[4]		($58,434)										
Distributable Cash Flow					$46,739	$11,221	$46,930	$46,986	($109,348)	$203,416	$190,041	$248,624
Refinance @ 70% LTV									$4,989,534			
Debt Payoff									($4,850,857)			
Excess Proceeds from Refi									$138,676			
Disposition Proceeds (Net of sales costs)[5]												$7,774,867
Refi Debt Payment												($4,990,080)
Net Sales Proceeds												$3,384,787
Net Cash Flow	($58,434)	($58,434)	($50)	($50)	$46,739	$11,221	$46,930	$46,986	$29,328	$203,416	$190,041	$3,633,411
Cash Yield		-1.3%	0.0%	0.0%	7.0%	1.7%	7.0%	7.0%	4.4%	30.5%	28.4%	543.9%
Investor Returns												
Investors	($332,500)		($50)	($50)	$22,902	$5,498	$22,996	$23,023	$14,371	$99,674	$93,120	$1,780,371
TREND	($335,500)		($50)	($50)	$23,837	$5,723	$23,934	$23,963	$14,957	$103,742	$96,921	$1,853,040
	($668,000)		($50)	($50)	$46,739	$11,221	$46,930	$46,986	$29,328	$203,416	$190,041	$3,633,411

1 Actual Debt Service includes principal and interest payments with repayment starting in June 2021
2 Leasing and Capital Cost inclusive of assumptions for leasing commissions, capital improvements and capital costs not directly related to operations and that are not recoverable from tenants
3 Deferred fees advanced by TREND at closing
4 Asset Management Fee deferred through the end of 2024
5 Disposition Value at an 8.5% Cap Rate

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Lyneir Richardson will manage all aspects of the Company and its business. Furthermore, if Mr. Richardson or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer

substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are

launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

Operations at the shopping centers currently owned by TREND were impacted by shutdowns, capacity limitations and other restrictions enacted because of the COVID-19 pandemic during 2020-2021. A small number of tenants requested rent relief during 2020, and a small number negotiated short-term deferrals of rent and CAM charges. As of March 2022, 100% of tenants have paid rent that was subject to agreed-upon deferral arrangements.

TREND's experience has been that service-oriented tenants, especially those owned by single-store operators and small entrepreneurs, have been those most likely to continue to pay rent and other

charges on time, diligently avoiding risk of default. While business operations have largely returned to pre-pandemic standards (e.g., no occupancy limitations) with the availability of vaccines and treatments, a significant resurgence in the COVID-19 pandemic could negatively impact certain small businesses and potentially cause permanent closures. If that were to happen, TREND's leasing agents would aggressively seek to relet any vacant spaces. Interest in existing vacant spaces at TREND's shopping centers has remained robust during the pandemic.

For future shopping center acquisitions, TREND will bring to bear its experience in negotiating and managing tenant requests for relief. It will also conservatively underwrite the acquisition of new shopping plazas with respect to assumptions regarding center vacancy and other operating parameters.

EXHIBIT C: FINANCIAL STATEMENTS

16th day of April, 2022

I, Lyneir Richardson, certify that:

1. The financial statements of TREND Walbrook Junction Investors LLC included in this Form are true and complete in all material respects; and

2. TREND Walbrook Junction Investors LLC was formed in 2020, with no operations in 2020. Tax returns were filed in March 2022.

3. The financial statements attached are unaudited.

TREND Walbrook Junction Investors LLC.

By: The Chicago TREND Corporation, As Manager

By: /s/ Lyneir Richardson

Lyneir Richardson, CEO

Balance Sheet

Owner = TREND Walbrook Junction Investors LLC (Walbrook Junction Shopping Center)

Walbrook Junction Shopping Center

Month = Dec 2021

Book = Cash

ACCOUNT	CURRENT BALANCE
ASSETS	
CASH	
Operating Cash	21,854.93
Escrow Cash	14,160.41
TOTAL CASH	**36,015.34**
TOTAL ASSETS	**36,015.34**
LIABILITIES AND CAPITAL	
LIABILITIES	
Tenant Deposits	14,069.40
Mortgage Principal	-63,020.95
TOTAL LIABILITIES	**-48,951.55**
CAPITAL	
Owner Contribution	40,000.00
Retained Earnings	44,966.89
TOTAL CAPITAL	**84,966.89**
TOTAL LIABILITIES AND CAPITAL	**36,015.34**

Income Statement

Owner = TREND Walbrook Junction Investors LLC (Walbrook Junction Shopping Center)

Walbrook Junction Shopping Center

Month = Dec 2021

Book = Cash

ACCOUNT	MONTH TO DATE	%	YEAR TO DATE	%
INCOME				
COMMERCIAL RENT INCOME				
Rent-Commercial	45,606.13	62.91	378,329.95	77.85
Prepaid - Commercial Rent	16,167.23	22.30	16,367.23	3.37
TOTAL COMMERCIAL RENT INCOME	**61,773.36**	**85.21**	**394,697.18**	**81.21**
Estimated CAM Charges	7,074.43	9.76	58,154.50	11.97
Estimated Insurance	514.32	0.71	4,295.76	0.88
Estimated Property Tax	3,132.37	4.32	28,448.39	5.85
Miscellaneous Income	0.00	0.00	200.00	0.04
Refund, Purchase or Payment	0.00	0.00	153.64	0.03
Bank Interest	0.12	0.00	1.01	0.00
CleanUp (Misc)	0.00	0.00	50.00	0.01
TOTAL INCOME	**72,494.60**	**100.00**	**486,000.48**	**100.00**
EXPENSES				
RECOVERABLE EXPENSES				
Recoverable Repair	0.00	0.00	1,808.85	0.37
Recoverable Repairs - Electrical	0.00	0.00	232.50	0.05
Recoverable Repairs - Roof	0.00	0.00	3,115.00	0.64
Recoverable Janitorial	4,983.85	6.87	36,818.62	7.58
Recoverable Expense - Pest Control	0.00	0.00	887.04	0.18
Recoverable HVAC	0.00	0.00	12,732.05	2.62
Recoverable Landscape Maint.	0.00	0.00	3,149.86	0.65
Recoverable Janitorial Supplies	95.62	0.13	3,239.46	0.67
Recoverable Misc. Office Exp.	0.00	0.00	63.88	0.01
Recoverable Management	0.00	0.00	2,605.12	0.54
Recoverable Security Services	207.83	0.29	1,600.47	0.33
Recoverable Life Safety/Fire Protection	156.02	0.22	1,261.86	0.26
Recoverable Insurance	0.00	0.00	1,069.50	0.22
Recoverable Property Tax	59,295.65	81.79	88,574.91	18.23
Recoverable Electricity	334.44	0.46	2,030.18	0.42
Recoverable Water & Sewer	0.00	0.00	12,990.11	2.67
Recoverable Trash	395.35	0.55	2,397.09	0.49
Recoverable Bulk Trash Illegal Dumping	0.00	0.00	150.00	0.03
TOTAL RECOVERABLE EXPENSES	**65,468.76**	**90.31**	**174,726.50**	**35.95**
Repair	0.00	0.00	37.08	0.01
Repairs - Plumbing	0.00	0.00	303.00	0.06
Repairs - Electrical	0.00	0.00	752.50	0.15
Repairs - Roof	0.00	0.00	632.91	0.13
Janitorial	0.00	0.00	186.16	0.04
Painting	0.00	0.00	183.28	0.04
Supplies	0.00	0.00	165.00	0.03
Insurance	3,061.08	4.22	3,061.08	0.63
Electricity	2,062.22	2.84	2,094.26	0.43
Trash Disposal	0.00	0.00	820.00	0.17
Bank Fees	4.50	0.01	297.20	0.06

Income Statement

Owner = TREND Walbrook Junction Investors LLC (Walbrook Junction
Shopping Center)

Walbrook Junction Shopping Center

Month = Dec 2021

Book = Cash

ACCOUNT	MONTH TO DATE	%	YEAR TO DATE	%
Postage and Delivery	0.00	0.00	23.85	0.00
Mortgage Interest	26,753.31	36.90	188,055.96	38.69
Management Fees	2,090.81	2.88	17,143.18	3.53
Legal Fees	0.00	0.00	45,611.40	9.39
Marketing - A&E, Advert., Space Prep	0.00	0.00	1,751.00	0.36
Community Engagement	0.00	0.00	5,189.23	1.07
TOTAL PROPERTY EXPENSES	**0.00**	**0.00**	**5,189.23**	**1.07**
TOTAL EXPENSES	**99,440.68**	**137.17**	**441,033.59**	**90.75**
NET INCOME	**-26,946.08**	**-37.17**	**44,966.89**	**9.25**

EXHIBIT D: LLC AGREEMENT

This is an Agreement, entered into effective on December 21, 2020, by and among TREND Walbrook Junction Investors LLC, a Delaware limited liability company (the "Company"), The Chicago TREND Corporation, an Illinois corporation ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.com (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1. **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "TREND Walbrook Junction Investors LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company shall be to purchase and operate the Walbrook Junction Shopping Center at 3411-3425 Clifton Avenue, Baltimore, MD (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1. **Initial Contributions**. Sponsor has contributed $335,000 to the capital of the Company in the form of cash. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of

Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 6% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1. **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash, pari passu, as follows:

(a)   49 % to the Investor Members, in proportion to each Investor Member's ownership of Shares; and

(b)   51 % to Sponsor.

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   "Investor Member" means a Member that has made a Capital Contribution.

(c)   "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes

net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable

tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks

or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2. **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4. **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6. **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1. **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to $66,960.

5.8.2. **Asset Management Fee**. Each year, the Manager shall be entitled to an asset management fee equal to $18,000.

5.8.3. **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to

unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard

imposed by this Agreement or any other applicable law.

      6.2.3. **Indemnification**.

      (a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

      (b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

      (c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

      (d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that

the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the

Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as

required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to

the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and

(ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to

dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is

irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal

jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7.   **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8.   **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14.   **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[*Signatures on Following Pages*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TREND Walbrook Junction Investors LLC.

By: The Chicago TREND Corporation, As Manager

By: /s/ Lyneir Richardson

    Lyneir Richardson, CEO

Exhibit E: Amendment to LLC Agreement

FIRST AMENDMENT TO THE
LLC AGREEMENT
OF
TREND WALBOOK JUNCTION INVESTORS LLC

This First Amendment (this "**First Amendment**") to the LLC Agreement of TREND Walbrook Junction Investors LLC, a Delaware limited liability company (the "**Company**"), is made effective as of June 30, 2021 (the "**Effective Date**"), by The Chicago TREND Corporation, an Illinois corporation, as Manager. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

RECITALS

WHEREAS, the Company was formed upon the filing of a Certificate of Formation with the office of the Secretary of State of Delaware on December 21, 2020;

WHEREAS, effective as of December 21, 2020, the Manager and the Investor Members entered into that certain LLC Agreement of the Company (as amended, amended and restated, supplemented or otherwise modified from time to time, the "**LLC Agreement**");

WHEREAS, pursuant to Section 11.1 of the LLC Agreement, the Manager may amend the LLC Agreement without the consent of the Investor Members subject to certain limitations set forth in Section 11.1.2 thereof.

WHEREAS, Manager wishes to amend the LLC Agreement to clarify that any Percentage Interests in the Company shall not be certificated or classified as "securities" pursuant to Article 8 of the Uniform Commercial Code (the "**Proposed Amendments**");

WHEREAS, the limitations to Manager's ability to amend the LLC Agreement set forth in Section 11.1.2 are not applicable to the Proposed Amendments; and

WHEREAS, pursuant to Section 10.2 of the LLC Agreement, each Investor Member has appointed the Manager as his, her or its power of attorney to, among other actions, effectuate all amendments of the LLC Agreement made in accordance with Section 11.1.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned hereby agree to amend the LLC Agreement as follows:

AGREEMENT

1.   Amendments.

(a)   The LLC Agreement is hereby amended by adding the following to the end of Section 3.1:

"Percentage Interests in the Company shall not be issued to the Members in certificated form. For the avoidance of doubt, Percentage Interests in the Company shall not be classified or treated as "securities" under Article 8 of the Uniform Commercial Code as in effect in Delaware or any other jurisdiction."

(b)   The LLC Agreement is hereby amended to add the following new Section 11.1.3:

"11.1.3 **Limitation on Amendment of Section 3.1.** Notwithstanding anything to the contrary herein, for so long as there exists any outstanding indebtedness that is secured by any Percentage Interests of the Company, the Company and its Members shall not permit (i) Section 3.1 hereof to be amended so as to allow Percentage Interests to be certificated or classified as "securities" under Article 8 of the Uniform Commercial Code, or (ii) this Section 11.1.3 to be amended."

2.   <u>Full Force and Effect</u>. Except as herein expressly amended, all of the other terms and conditions of the LLC Agreement shall remain in full force and effect and enforceable against the parties thereto in accordance with its terms. Unless the context otherwise requires, the term "Agreement" as used in the LLC Agreement shall be deemed to refer to the LLC Agreement as amended hereby. In the event of any conflict between the terms of the LLC Agreement and the terms of this First Amendment, the terms of this First Amendment shall control.

3.   <u>Execution</u>. This First Amendment shall become effective as of the date first above written. Signatures to this First Amendment transmitted by electronic means shall be valid and effective to bind the party so signing, it being expressly agreed that each party to this First Amendment shall be bound by its own electronically transmitted signature and shall accept the electronically transmitted signature of the other parties.

4.   <u>Governing Law</u>. This First Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any law or rule that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

[Signature Page Follows]

USA.603546380.2/Y4P

IN WITNESS WHEREOF, the undersigned have executed this First Amendment, effective as of the Effective Date.

MANAGER:

THE CHICAGO TREND CORPORATION



By: _____
Name: Lyneir Richardson
Title: CEO